Via Facsimile and U.S. Mail
Mail Stop 6010

July 21, 2006

Mr. J. Patrick Gallagher, Jr.
President and Chief Executive Officer
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL   60143-3141

> **Re: Arthur J. Gallagher & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Three Months Ended March 31, 2006**
> **File No. 1-09761**

Dear Mr. Gallagher:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3: Investments, page F-29

1.   Please explain to us why the use of the installment sales method to account for the sale of partnership interests is appropriate. Please reference the authoritative literature you relied upon to support your accounting.

2.   On page F-33 you disclose your settlement with Headwaters. Please provide us an analysis supporting your accounting of the $70 million payment to modify the existing license agreement to utilize Headwaters' technology as a charge to

operations as opposed to capitalizing it as an asset. In your response, also tell us your rights and obligations under the modification, and explain how this payment and the $50 million settlement were negotiated together or otherwise related and dependent on each other.

3.   On page F-38 you disclose your $8.5 million investment gain related to assets impaired in the first quarter 2003. Please provide to us your basis for the reversal of the individual components. Please include in your explanation the reasons for initially recording the charge, clarification of whether these charges were other-then-temporary impairments or reserves, and the basis for recording the gain during 2005. Please reference the appropriate accounting literature you relied upon to record the gain.

Note 17: Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements, page 52

4.   On page F-58 you disclose your $73.6 million charge for contingent commission issues. You indicate that you have accrued for legal costs incurred and to be incurred to resolve these matters. Please provide to us in a disclosure-type format your policy for the accrual of legal costs expected to be incurred in connection with loss contingencies. Please see EITF D-77.

Form 10-Q for the quarter ended March 31, 2006

Financial Statements (Unaudited)

Notes to March 31, 2006 Consolidated Financial Statements (Unaudited)

Note 8: Stock Option-Based Compensation, page 18

5.   Please provide to us in a disclosure-type format all the disclosures required by paragraphs 64-65, 84, and A240-242 of SFAS 123R. Please see SAB Topic 14:H.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant